

Mail Stop 3561

August 3, 2016

Via E-mail
Mr. Charles Main
Chief Financial Officer
Yamana Gold, Inc.
Royal Bank Plaza, North Tower
200 Bay Street
Suite 2200
Toronto, Ontario M5J 2J3

>   **Re: Yamana Gold, Inc.**
>   **Form 40-F for the Fiscal Year Ended December 31, 2015**
>   **Filed March 30, 2016**
>   **File No. 001-31880**

Dear Mr. Main:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2015

Exhibit 99.2
Note 16. Disclosure Controls and Procedures, page 62

1.   Please tell us how you considered your disclosure controls and procedures to be effective at December 31, 2015 despite identifying that you did not maintain effective internal control over financial reporting due to a material weakness in your controls related to income taxes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or me at (202) 551-3651 with any questions.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining